SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 2



                   OIL-DRI CORPORATION OF AMERICA
                        (Name of Issuer)


                          COMMON STOCK
                        and CLASS B STOCK
               immediately convertible into Common)
                 (Title of Class of Securities)


                            677864 10 0
                          (CUSIP Number)


  Maryon Gray, 410 N. Michigan Ave., Ste. 400, Chicago, IL 60611
                          312, 321-1515
         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)



                             July 2, 1996
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Previous filing on Schedule 13G pursuant to Rule 13d-1(c).

Check the following box if a fee is being paid with this statement
[ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                  (Continued on following page(s))

Page 1 of 12 Pages                           Exhibit Index at Page 10

1   NAMES OF REPORTIN PERSONS,
    S.S. OR I.R.S. IDENTIFICATION NO.   Richard M. Jaffee ###-##-####
                                        Robert D. Jaffee  ###-##-####

2   CHECK THE APPROPRIATE BOX                                  (a) [X]
    IF A MEMBER OF A GROUP                                     (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

NUMBER OF        7       SOLE VOTING POWER
SHARES                   Richard M. Jaffee       1,153,256 Class B Shares
BENEFICIALLY                                     11,392 Common Shares
OWNED BY EACH                                    (on all issues except
REPORTING                                        election of Robert D.
PERSON WITH                                      Jaffee to Oil-Dri's Board)

                         Robert D. Jaffee        599,116 Class B Shares
                                                 No Common Shares

                 8       SHARED VOTING POWER
                         Robert D. Jaffee
                         and Richard M. Jaffee   1,832,372 Class B Shares*
                                                 11,392 Common Shares
                                                 (On election of Robert D.
                                                 Jaffee to Oil-Dri's Board)

                      *NOTE:  Includes 80,000 Class B Shares
                 owned by Mrs. Shirley Jaffee (wife of Richard M. Jaffee), as Trustee under the Shirley Jaffee Declaration of Trust dated July 12, 1993. Mrs. Jaffee's voting of these Class B Shares has been consistent with Mr. Richard M. Jaffee's voting.

                9       SOLE DISPOSITIVE POWER

                        Richard M. Jaffee        1,153,256 Class B Shares
                                                 11,392 Common Shares

                        Robert D. Jaffee         599,116 Class B Shares
                                                 No Common Shares

              10       SHARED DISPOSITIVE POWER      None.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON

    Richard M. Jaffee                            1,832,372 Class B Shares
    and Robert D. Jaffee                         11,392 Common Shares

                                                 (Aggregated because of
                                                 Shared Voting Power -
                                                 - see 8 above.)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

    Richard M. Jaffee                            89.7% of the Class B Shares
    and Robert D. Jaffee                         and .2% of the Common Shares,
                                                 together representing 73% of
                                                 the voting power of Issuer's
                                                 outstanding stock at
                                                 July 31, 1996. (See Item 5.)

14  TYPE OF REPORTING PERSON

    Richard M. Jaffee                            IN
    Robert D. Jaffee                             IN

Item 1.   Security and Issuer

          This statement relates to the Common Stock, par value $.10 per share (and the Class B Stock, par value $.10 per share immediately convertible into Common Stock) of Oil-Dri Corporation of America, a Delaware corporation ("Oil-Dri"). Oil-Dri's principal executive offices are located at 410 North Michigan Avenue, Suite 400, Chicago, Illinois 60611.


Item 2.   Identity and Background

          Richard M. Jaffee

               (a)  Richard M. Jaffee
               (b)  Oil-Dri Corporation of America
                    410 North Michigan Avenue
                    Suite 400
                    Chicago, Illinois 60611
               (c)  Chief Executive Officer
                    Oil-Dri Corporation of America
                    410 North Michigan Avenue
                    Suite 400
                    Chicago, Illinois 60611
               (d)  No
               (e)  No
               (f)  United States

          Robert D. Jaffee

               (a)  Robert D. Jaffee
               (b)  650 Dundee Road
                    Suite 280
                    Northbrook, IL  60062
               (c)  Chairman
                    Amco Corporation
                    901 North Kilpatrick Avenue
                    Chicago, Illinois 60651
               (d)  No
               (e)  No
               (f)  United States

Item 3.   Source and Amount of Funds or Other Consideration

                    No purchase of securities of Oil-
          Dri Corporation of America ("Oil-Dri") was involved.

                    A voting agreement was entered into between Richard M. Jaffee ("Richard") and Robert D. Jaffee ("Robert"), his brother, on December 1, 1992, in connection with the sale of certain of Richard's shares of stock in a family corporation, Amco Corporation ("Amco"), to Amco, in which Robert is a principal shareholder. Richard agreed that, so long as the note which Amco issued in partial payment for those shares remained outstanding (the due date of the note is December 1, 1999, and it may be prepaid), (i) he would use his best efforts to cause the Board of Directors of Oil-Dri to nominate Robert to serve as a director of Oil-Dri, but that he need not do so if he concludes in good faith that such nomination would not be consistent with his fiduciary duties to Oil-Dri and its shareholders or would be contrary to any provision of law, and that (ii) he would vote his shares of Oil-Dri in any election of directors to elect Robert to Oil-Dri's Board.



Item 4.   Purpose of Transaction

                    The purpose of Robert's acquisition of shared voting power over Richard's Oil-Dri Common Stock in December of 1992 was to further assure Robert's future nomination and election as an Oil-Dri director.
          (Sec. 3 above.) Richard and Robert have no present plans or proposals which relate to or would result in
          (i) the acquisition by any person of securities of Oil-Dri or the disposition of securities of Oil-Dri,
          (ii) any extraordinary corporate transaction of Oil-Dri or its subsidiaries, (iii) a sale or transfer of a material amount of assets of Oil-Dri or its subsidiaries, (iv) any change in the board of directors or management of Oil-Dri, (v) any material change in Oil-Dri's present capitalization, dividend policy, business or corporate structure, (vi) any change to Oil-Dri's charter or bylaws or other actions that may impede the acquisition of control of Oil-Dri by any person, (vii) causing Oil-Dri Common Stock to cease to be listed on the New York Stock Exchange, or to become eligible for termination of registration pursuant to
          Section 12(g)(4) under the Securities Exchange Act of 1934, or (viii) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

          Richard M. Jaffee

          (a) Aggregate Number and Percentage of Class Beneficially Owned. Separately, Richard M. Jaffee owns beneficially 1,153,256 shares of Class B Stock of Oil-Dri and 11,392 shares of Common Stock of Oil-Dri. The Class B Stock and 2,292 shares of the Common Stock are held by Richard M. Jaffee as Trustee under the Richard M. Jaffee Revocable Trust of June 21, 1974, as amended. In addition, 80,000 shares of Class B Stock held by Mr. Jaffee's wife, as Trustee under the Shirley Jaffee Declaration of Trust dated July 12, 1993, are treated for purposes of this Report as beneficially owned by Mr. Richard M. Jaffee, since Mrs. Jaffee has voted these shares consistent with Mr. Jaffee's voting. The 11,392 shares of Common Stock beneficially owned by Richard M. Jaffee include 9,000 shares which he has the right to acquire within 60 days of the date of this filing through exercise of an option granted August 29, 1994 for purchase of a total of 22,500 shares under the Oil-Dri 1988 Stock Option Plan. The remaining options to purchase shares under that grant are exercisable in increments of 20% of the total grant on July 29, 1997, 1998, and 1999. Mr. Richard M. Jaffee also holds an option granted October 5, 1995 under the Oil-Dri 1995 Long-Term Incentive Plan to acquire 20,000 shares of Oil-Dri Class A Common Stock, or if no Class A Common Stock is issued and publicly traded on any securities market when the option is exercised, then Oil-Dri Common Stock. At the date of this filing, no part of that option is exercisable within 60 days; so no part is treated as beneficially owned for purposes of this Schedule 13D. The option becomes exercisable in 25% increments on October 5, 1997, 1998, 1999, and 2000.

               When, because of the voting arrangement, shares beneficially owned by Robert D. Jaffee are added and considered beneficially owned by Richard
               M. Jaffee, Richard M. Jaffee then owns
               beneficially 1,832,372 Class B Shares and 11,392 Common Shares. That constitutes 89.7% of the Class B Stock and .2% of the Common Stock outstanding at July 31, 1996, and, since the Class B Stock is entitled to 10 votes per share, constitutes 73% of the voting power of Oil-Dri's Common and Class B Stock.

          (b)  Sole Power to Vote or Direct Vote.
               1,153,256 shares of Class B Stock and 11,392 shares of Common Stock (on all issues except Board election of Robert D. Jaffee).

               Shared Power to Vote or Direct Vote:
               1,832,372 shares of Class B Stock and 11,392 shares of Common Stock (on Board election of Robert D. Jaffee).

               Sole Power to Dispose or Direct
               Disposition: 1,153,256 shares of Class B Stock and 11,392 shares of Common Stock.

               Shared Power to Dispose or Direct
               Disposition:  None.

          (c)  During the past 60 days, Mr. Richard M.
               Jaffee effected the following transactions:  NONE

          (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such securities.

          (e)  Not applicable.

          Robert D. Jaffee

          (a) Aggregate Number and Percentage of Class Beneficially Owned. Separately, Robert D. Jaffee owns beneficially 599,116 shares of Class B Stock of Oil-Dri and no shares of Common Stock of Oil-Dri. The Class B Stock is held by Robert D. Jaffee as Trustee of the Robert D. Jaffee Revocable Trust of July 29, 1974, as amended.

               When, because of the voting arrangement, shares beneficially owned by Richard M. Jaffee are considered beneficially owned by Robert D. Jaffee, Robert D. Jaffee then owns beneficially 1,832,372 Class B Shares and 11,392 Common Shares. That constitutes 89.7% of the Class B Stock and .2% of the Common Stock outstanding at July 31, 1996, and, since the Class B Stock is entitled to 10 votes per share, constitutes 73% of the voting power of Oil-Dri's Common and Class B Stock.

          (b)  Sole Power to Direct Vote:  599,116
               shares of Class B Stock and no shares of Common
               Stock.

               Shared Power to Vote or Direct Vote:
               1,832,372 shares of Class B Stock and 11,392 shares of Class B Stock (on Board election of
               Robert D. Jaffee).

               Sole Power to Dispose or Direct
               Disposition: 599,116 shares of Class B Stock and no shares of Common Stock.

               Shared Power to Dispose or Direct
               Disposition: None.

          (c)  During the past 60 days, Mr. Robert D.
               Jaffee effected the following transactions:


        Amount of                     Price
        Securities     Nature of      Per      Where and
Date    Involved       Transaction    Share    How Effected

7/1/96  2,000 Class B  Conversion &   14.625   NY Stock Exchange Open
                       Sale*                   Market Sale

7/2/96  5,000 Class B  Conversion &   14.62    NY Stock Exchange Open
                       Sale*                   Market Sale

7/3/96 10,201 Class B  Conversion &   14.377   NY Stock Exchange Open
                       Sale*                   Market Sale

7/10/96  300 Class B   Conversion &   14.5     NY Stock Exchange Open
                       Sale*                   Market Sale

7/11/96  2360 Class B  Conversion &   14.5     NY Stock Exchange Open
                       Sale*                   Market Sale

     * Conversion of Class B Stock in Trust ownership to Common Stock upon sale of said stock.
     ** In addition, Phyllis Jaffee, Robert Jaffee's spouse, effected a private sale of 8,771 shares of Class B Stock to Blue Mountain Production Company, a subsidiary of Oil-Dri at a price of $14.50 per share. Those shares were converted to Common Shares upon sale

          (d) No other person has the right to receive or the power to direct receipt of dividends from, or proceeds from the sale of, such security.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

               See Item 4.


Item 7.   Material to be Filed as Exhibits

                    1.   Copy of Voting Agreement.

                    2.   Joint Filing Agreement pursuant to
                         Rule 13d-1(f)(1) dated as of
                         August 16, 1996, between Richard M.
                         and Robert D. Jaffee.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     August 16, 1996



                          /S/RICHARD M. JAFFEE
                          (Signature)
                          Richard M. Jaffee



                          /S/ROBERT D. JAFFEE
                          (Signature
                          Robert D. Jaffee

                          INDEX TO EXHIBITS



Exhibit       Description                              Sequentially
                                                       Numbered
                                                       Page
1.     Copy of Voting Agreement                        11
2.     Joint Filing Agreement Pursuant to              12
       Rule 13d-l(f)(1) dated as of August 16,
       1996, among the Reporting Persons

                              EXHIBIT 1
                                  TO
                               FORM 13D
                        DATED AUGUST 16, 1996



Except for the voting agreement which follows, all of the Agreement relating to the sale, effective December 1, 1992, of certain shares of stock of Amco Corporation ("Amco") by Richard
M. Jaffee, as Trustee, to Amco has been omitted as confidential and filed separately with the Securities and Exchange Commission.

     "10. Board of Directors

          (a)  . . . . . .

          (b)  Richard M. Jaffee hereby agrees to use
               his best efforts to cause the Board of Directors of Oil-Dri Corporation to nominate Robert D. Jaffee to serve as a director of Oil-Dri Corporation. Richard M. Jaffee need not use such best efforts if he concludes in good faith that such nomination would not be consistent with his fiduciary duties to Oil-Dri Corporation and its shareholders or would be contrary to any provision of law; but in such event he shall so notify Robert D. Jaffee in writing specifying the reasons for such determination. Richard M. Jaffee shall vote all of his Shares of Oil-Dri Corporation Stock in any election of directors to elect
               Robert D. Jaffee to the Board of Directors of Oil-
               Dri Corporation."

                              EXHIBIT 2
                                  To
                               FORM 13D
                        DATED August 16, 1996


                    AGREEMENT RE JOINT FILING OF
                   SCHEDULE 13D (RULE 13d-1(f)(1))


     Each of the undersigned agrees as follows:

     (i) The Schedule 13D to which this Exhibit is attached is filed on behalf of each of the undersigned.

     (ii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such entities contained therein; but each of such entities is not responsible for the completeness or accuracy of the information concerning the other entities making the filing, unless such entity knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in one or more counterparts.



August 16, 1996.



                          /S/RICHARD M. JAFFEE
                          Richard M. Jaffee



                          /S/ROBERT D. JAFFEE
                          Robert D. Jaffee